                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 28, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



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
In the Matter of                           INTERIM CERTIFICATE

Conectiv                                           OF

File No. 70-9573                              NOTIFICATION

(Public Utility Holding Company            PURSUANT TO RULE 24
Act of 1935)
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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending December 31, 2001:


         There was no activity pursuant to the Order during the period.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the
Application-Declaration, and in accordance with the terms and conditions of the Order.
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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                      Conectiv
                                           Conectiv Solutions LLC
                                           ATE Investment, Inc.
                                           King Street Assurance Ltd.


March 28, 2002                             By: /s/Philip S. Reese
                                               ------------------
                                           Philip S. Reese
                                           Vice President and Treasurer